SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 17, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 17, 2021

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Autonomous City of Buenos Aires, March 17th 2021

To

CNV/BYMA/MAE

Re.: Relevant Event

We write to you in order to inform that the Board of Directors, at its meeting held on the date hereof, resolved to submit for discussion by the Shareholders’ Meeting the following motion:

(i)    To distribute as cash dividend o dividend in kind, in this case valued at market price, or in any combination of both alternatives, the amount of AR$ 15.64 per share, which shall mean a total amount to be distributed of AR$ 10,000,425,701.12 (1,564% of the capital stock of the Bank of AR$ 639,413,408), through the partial write-off of the Optional Reserve Fund for Future Distribution of Profits which as of December 31st 2020 and expressed in constant currency totals AR$ 70,446,357,678.11 and delegate to the Board the decision as to how, when and under what terms shall such dividend be made available to the shareholders. The dividend is calculated on figures expressed in constant currency as of December 31st 2020.

(ii)   That the negative retained earnings for the year ended 12/31/2020, totaling AR$ 50,602,847,744.91, and the personal property tax on business corporations of AR$ 311,943,788.14 be absorbed as follows: a) AR$ 30,268,993,306.90 with the Income for the year 2020; b) AR$ 442,037.35 with the Optional Reserve Fund and c) AR$ 20,645,356,188.80 with the Optional Reserve Fund for Future Distribution of Profits. Figures are expressed in constant currency as of December 31st 2020.

Since such a distribution has to be previously authorized by the Central Bank of the Republic of Argentina, we shall request the relevant authorization from such entity.

In addition, please be advised that on the above mentioned meeting the Board also resolved not to motion for profit capitalization or monetary adjustments to capital or other items.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer